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                                                                    EXHIBIT 99.6

[BALDWIN PIANO & ORGAN COMPANY LETTERHEAD]

                                                  NEWS RELEASE


FOR IMMEDIATE RELEASE


Contacts:   Perry Schwartz - CFO            Ken DiPaola or Joel Pomerantz
            Baldwin Piano                   The Dilenschneider Group, Inc.
            (513) 576-4518                  (212) 922-0900



               BALDWIN PIANO REPORTS VERY STRONG YEAR-END RESULTS

            1997 EARNINGS FROM OPERATIONS UP 75%; MUSIC SALES UP 14%;
                        CONTRACT ELECTRONICS SALES UP 16%

         LOVELAND, OH, February 23, 1998 -- Baldwin Piano and Organ Company (NASDAQ:BPAO) today announced results for the fourth quarter and year ended December 31, 1997.

         In the fourth quarter, total sales grew 12 percent to $39.5 million, up from $35.3 million in the fourth quarter of 1996. Net earnings rose more than three-fold to $1.5 million, or 44 cents per share, compared with $430,000, or 13 cents per share, a year earlier. Fourth-quarter accounting adjustments related to Baldwin's second-quarter phase out of consignment sales reduced reported net earnings by $200,000, or 6 cents per share.

         For the full year, basic net earnings rose to $4.4 million, or $1.30 per share, on sales of $143.1 million, which includes the one-time impact of Baldwin's phase out of consignment sales. Before such one-time adjustments, 1997 earnings from operations increased 75 percent to $3.6 million, or $1.05 per share, on sales of $128.5 million. A year ago, Baldwin reported net earnings of $2.1 million, or 60 cents per share, on sales of $115.1 million.

                                     (more)


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                                       -2-

         Commenting on Baldwin's strong performance, Karen L. Hendricks, chairman and chief executive officer said, "Solid demand for pianos in 1997 fueled Baldwin's core music sales, driving an 8 percent improvement in total digital and acoustic unit sales. On the Contracts Electronics side of our business, the strongest new customer development in five years produced double-digit sales growth. KAC, our retail keyboard finance unit, also had another solid year. Reported earnings also benefited from substantial inventory reductions and the related LIFO benefits, as well as the adoption of FAS 125, which accelerated earnings recognition on KAC's portfolio of installment receivables.

         "In 1997, we laid the essential groundwork needed to improve profits in 1998 and beyond. This year's operating gains reflect, in part, some of the initial benefits from our strategic plan implemented early in the year. Many of these actions will continue to benefit short-term and long-term operating performance, and we will continue to initiate new actions to further fine tune our plan across all three core businesses -- Music, KAC and Contract Electronics.

         "During the year, we achieved sales improvements in each of our core businesses; negotiated new and more favorable financing arrangements with our present lender and a new lender; divested non-core businesses; substantially reduced inventories; improved production turnaround, manufacturing processes, asset utilization, quality control and engineering support in our music plants; outsourced transportation of keyboard instruments, dramatically improving order-to-delivery cycle times to our dealers; created a contract electronics bonus program to focus management on asset utilization as we grow this business; added key management personnel in music and contract electronics; and restructured financing arrangements with our dealers, which improved our balance sheet and enhanced our ability to service, support and supply our dealer network."

                                     -more-


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                                       -3-

Ms. Hendricks added, "In 1997 Lehman Brothers, the international investment banking firm, was retained by Baldwin to advise management and the board on, among other matters, the company's strategic direction and potential opportunities to enhance shareholder value. Lehman has undertaken a financial review of Baldwin and its operations and briefed the board on several occasions. During 1997, Lehman advised management and the board on the development and implementation of Baldwin's strategic plan and will, at the board's request, continue to monitor the company's progress and advise Baldwin on the merits of various strategic opportunities and alternatives."

         Baldwin Piano & Organ Company has marketed keyboard musical products for 136 years and has been providing consumer financing for the keyboard industry for nearly a century. Baldwin, maker of America's best selling pianos, also manufactures electronic and electro-mechanical components for Original Equipment Manufacturers.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

(Condensed Earnings Statement and Balance Sheet Attached)


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                                       -4-


                 BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES
                        CONSOLIDATED SUMMARY OF EARNINGS
                  (IN THOUSANDS, EXCEPT NET EARNINGS PER SHARE)


                                           THREE MONTHS ENDED                   TWELVE MONTHS ENDED
                                              DECEMBER 31,                         DECEMBER  31.
                                         -------------------------         ----------------------------
                                            1997            1996              1997               1996
                                         ---------       ---------         ---------          ---------

Net sales                                $  39,472       $  35,276         $ 143,101          $ 115,070
Cost of goods sold                          31,728          28,861           115,052             92,495
                                         ---------       ---------         ---------          ---------
  Gross profit                               7,744           6,415            28,049             22,575
Interest income on
   installment receivables (1)               2,312           1,784             8,627              7,107
Other operating income, net                    497             828             2,304              3,476
Selling, general and administrative         (7,998)         (7,538)          (29,451)           (27,186)
Interest expense                              (617)           (859)           (2,865)            (2,868)
                                         ---------       ---------         ---------          ---------
  Earnings before income taxes               1,938             630             6,664              3,104
Income taxes                                   436             200             2,215              1,048
                                         ---------       ---------         ---------          ---------
  Net earnings                           $   1,502       $     430         $   4,449(a)       $   2,056
                                         =========       =========         =========          =========
Basic earnings per share                 $    0.44       $    0.13         $    1.30(a)       $    0.60
                                         =========       =========         =========          =========
Diluted earnings per share               $    0.42       $    0.12         $    1.28          $    0.59
                                         =========       =========         =========          =========
Average number of
    shares outstanding                       3,444           3,425             3,435              3,421
                                         =========       =========         =========          =========
Diluted shares outstanding                   3,540           3,449             3,483              3,462
                                         =========       =========         =========          =========

(a)  Earnings from operations in 1997 were $3,585 ($1.05 per share). One time items increased earnings by $864 ($0.25 per share).

                       CONSOLIDATED SUMMARY BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                              DECEMBER   31,
                                                                          ----------------------
                                                                            1997          1996
                                                                          --------      --------
Assets
  Receivables, net                                                        $ 23,201      $ 13,933
  Inventories                                                               36,649        54,453
Other current assets                                                         7,563         8,803
                                                                          --------      --------
  Total current assets                                                      67,413        77,189

Installment receivables, less current portion                               16,502        11,435
Property, plant and equipment, net                                          18,262        16,479
Other assets                                                                12,183         6,961
                                                                          --------      --------
  Total assets                                                            $114,360      $112,064
                                                                          ========      ========
Liabilities and Shareholders' Equity
  Current portion of long-term debt                                       $    900      $ 30,901
Other liabilities                                                           18,608        14,826
                                                                          --------      --------
  Total current liabilities                                                 19,508        45,727
Long-term debt, less current portion                                        27,650         3,350
Other liabilities                                                            6,379         6,712
Shareholders' equity                                                        60,823        56,275
                                                                          --------      --------
  Total liabilities and shareholders' equity                              $114,360      $112,064
                                                                          ========      ========

(1)    Baldwin's adoption of FAS 125, Accounting for Transfers and Servicing of Financial Assets
       and Extinguishment of Liabilities, by its Keyboard Acceptance unit (KAC) resulted in additional pre-tax revenue of $442,280 and $1,417,280 respectively, for the fourth quarter and fiscal 1997. FAS 125 was not applicable to fiscal 1996 and earlier periods.